Mail Stop 3561

February 21, 2006

By Facsimile and U.S. Mail

Mr. Scott D. Farmer
Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinatti, Ohio 45262-5737

> **Re:** **Cintas Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2005**
> **Filed August 15, 2005**
> **File No. 0-11399**

Dear Mr. Farmer:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page 26

1.   Please advise or revise to state separately revenue from services and sales from products as well as the related costs. See Rule 5-03(b) of Regulation S-X.

Notes to Consolidated Financial Statements, page 30
3. Property and Equipment, page 34

2.   Please tell us the amount of capitalized interest expense in each of the last three annual fiscal periods, if any. Tell us how you determined the amount of interest cost to be capitalized including the capitalization period, the average amount of expenditures and the capitalization rate. In future filings please include your accounting policy for interest cost capitalization and the disclosure required by paragraph 21.b. of SFAS No. 34.

11. Stock Based Compensation, page 38

3.   You are required to disclose the particular terms for modifications of outstanding awards, especially when vesting out-of-the-money options are accelerated in anticipation of adopting SFAS No. 123(R). Please disclose the specific facts and circumstances surrounding the recent accelerated vesting of certain employee stock options. Include if the recipients are employees or executive officers, the number of options affected, the original exercise price, the primary purpose for the modification, the quantified impact on pre-tax, non-cash compensation expense in the future periods. See paragraph 47.f. of SFAS No. 123 and Section K of SAB 107. In your response please show us what your revised disclosure will look like.

13. Segment Information, page 41

4.   We note that your website lists 9 noticeably unique products and services. Tell us in more detail how you determined that aggregation into two reportable segments was appropriate in accordance with paragraph 17 of SFAS No. 131. Please focus your response on the similarities of the economic characteristics of the aggregated businesses. In that regard, please provide us quantitative support for your assertions such as historical sales, margin and operating profit figures. We will presume that both the methods of distribution and the nature of the regulatory environment are similar. Also, please tell us how you have satisfied the disclosure requirements of paragraph 38 of the Statement.

        As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding the comment on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief